

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Howard Berman, Ph.D.
Coya Therapeutics, Inc.
5850 San Felipe St. Suite 500
Houston, TX 77057

>   **Re: Coya Therapeutics, Inc.**
>   **Registration Statement on Form S-1, as amended**
>   **Exhibit Nos. 10.7, 10.11 and 10.12**
>   **Filed November 18, 2022**
>   **File No. 333-268482**

Dear Dr. Berman:

        We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>   Sincerely,
>
>   Division of Corporation Finance